JPMORGAN CHASE & CO.

December 2009
Pricing Sheet dated December 23, 2009 relating to
Preliminary Terms No. 16 dated November 30, 2009
Registration Statement No. 333-155535
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

Bear Market PLUS Based Inversely on the Value of the S&P 500® Index due January 31, 2011
Performance Leveraged Upside Securities℠

PRICING TERMS — DECEMBER 23, 2009	
Issuer:	JPMorgan Chase & Co.
Maturity date:	January 31, 2011, subject to adjustment for certain market disruption events and as described under "Description of Bear Market PLUS — Payment at Maturity" in the accompanying product supplement no. MS-6-A-I.
Underlying index:	S&P 500® Index
Aggregate principal amount:	$1,958,000
Payment at maturity:	▪ If the final index value is *less than* the initial index value, for each $10 principal amount Bear Market PLUS, $10 + enhanced downside payment. *In no event will the payment at maturity exceed the maximum payment at maturity.* ▪ If the final index value is *greater than or equal to* the initial index value, for each $10 principal amount Bear Market PLUS, $10 – upside reduction amount. *In no event will the payment at maturity be less than the minimum payment at maturity.*
Enhanced downside payment:	$10 x leverage factor x index percent decrease
Upside reduction amount:	$10 x index percent increase
Index percent decrease:	(initial index value – final index value) / initial index value
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	1,120.59, which is the index closing value on the pricing date
Final index value:	The index closing value on the valuation date
Valuation date:	January 26, 2011, subject to adjustment for certain market disruption events and as described under "Description of Bear Market PLUS — Payment at Maturity" in the accompanying product supplement no. MS-6-A-I.
Leverage factor:	300%
Maximum payment at maturity:	$11.575 per Bear Market PLUS (115.75% of the stated principal amount)
Minimum payment at maturity:	$2.00 per Bear Market PLUS (20% of the stated principal amount)
Stated principal amount:	$10 per Bear Market PLUS
Issue price:	$10 per Bear Market PLUS (see "Commissions and Issue Price" below)
Pricing date:	December 23, 2009
Original issue date:	December 29, 2009 (3 business days after the pricing date)
CUSIP / ISIN:	46634E833 / US46634E8333
Listing:	The Bear Market PLUS will not be listed on any securities exchange.
Agent:	J.P. Morgan Securities Inc. ("JPMSI")

Commissions and Issue Price:	Price to Public[1][2]	Fees and Commissions[3]	Proceeds to Issuer
Per Bear Market PLUS	$10.00	$0.20	$9.80
Total	$1,958,000.00	$39,160.00	$1,918,840.00

(1) The price to the public includes the estimated cost of hedging our obligations under the Bear Market PLUS through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on PS-16 of the accompanying product supplement no. MS-6-A-I.

(2) The actual price to public and commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of Bear Market PLUS purchased by that investor. The lowest price payable by an investor is $9.925 per Bear Market PLUS. Please see "Syndicate Information" on page 5 of the accompanying preliminary terms for further details.

(3) JPMSI, acting as agent for JPMorgan Chase & Co., received a commission of $0.20 per $10 principal amount Bear Market PLUS and used all of that commission to allow selling concessions to Morgan Stanley Smith Barney LLC ("MSSB"). See "Underwriting (Conflicts of Interest)" beginning on page PS-47 of the accompanying product supplement no. MS-6-A-I.

The Bear Market PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

"Standard & Poor's®," "S&P®," "S&P 500®" and "Standard & Poor's 500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by J.P. Morgan Securities Inc. The Bear Market PLUS are not sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc., and The McGraw-Hill Companies, Inc. makes no representation regarding the advisability of investing in the Bear Market PLUS.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY TERMS DESCRIBING THE OFFERING, RELATED PRODUCT SUPPLEMENT NO. MS-6-A-I, PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Preliminary Terms no. 16 dated November 30, 2009: http://sec.gov/Archives/edgar/data/19617/000089109209004465/e37092fwp.pdf
Product supplement no. MS-6-A-I dated November 25, 2009: http://www.sec.gov/Archives/edgar/data/19617/000089109209004448/e37086_424b2.pdf
Prospectus supplement dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
Prospectus dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free (800) 869-3326.